Exhibit 4.3

CONFORMED COPY

SECOND AMENDMENT TO RIGHTS AGREEMENT

SECOND AMENDMENT, dated as of August 1, 2013 (“Second Amendment”), to the Rights Agreement dated as of November 2, 2011, as amended by an Amendment dated as of October 18, 2012 (the “Rights Agreement”), between WebMD Health Corp., a Delaware corporation (the “Company”), and American Stock Transfer & Trust Company, LLC, a New York Limited Liability Company, as Rights Agent (the “Rights Agent”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Rights Agreement.

WHEREAS, the Company and the Rights Agent previously entered into the Rights Agreement; and

WHEREAS, pursuant to Section 26 of the Rights Agreement, the Company and the Rights Agent may from time to time supplement or amend any provision of the Rights Agreement in accordance with the terms of such Section 26.

NOW, THEREFORE, in consideration of the foregoing premises and mutual agreements set forth in this Second Amendment, the parties hereby amend the Rights Agreement as follows:

1. Section 7(a) of the Rights Agreement is hereby amended and restated in its entirety as follows:

“(a) Prior to the earlier of (i) the Close of Business on August 1, 2013 (the “Final Expiration Date”) and (ii) the time at which the Rights are redeemed as provided in Section 23 (the earlier of (i) and (ii) being the “Expiration Date”), the registered holder of any Rights Certificate may, subject to the provisions of Sections 7(e) and 9(c), exercise the Rights evidenced thereby in whole or in part at any time after the Distribution Date upon surrender of the Rights Certificate, with the form of election to purchase and the certificate on the reverse side thereof duly executed, to the Rights Agent at the office of the Rights Agent designated for such purpose, together with payment of the aggregate Purchase Price for the number of Units of Preferred Stock (or, following a Triggering Event, other securities, cash or other assets, as the case may be) for which such surrendered Rights are then exercisable.”

2. This Second Amendment shall be effective as of the date hereof and, except as expressly set forth herein, the Rights Agreement shall remain in full force and effect and be otherwise unaffected hereby.

3. If any term, provision, covenant or restriction of this Second Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

4. This Second Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware.

5. From and after the date hereof, all references to (i) the Rights Agreement and (ii) “this Agreement” in the Rights Agreement, in each case, shall mean the Rights Agreement, as amended hereby.

6. This Second Amendment may be executed (including by facsimile) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be duly executed on their behalf as of the date first above written.

WEBMD HEALTH CORP.

By:	/s/ Lewis H. Leicher
Name: Lewis H. Leicher
Title: Senior Vice President

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By:	/s/ Michael A. Nespoli
Name: Michael A. Nespoli
Title: Executive Director

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